UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 31, 2019

AYTU BIOSCIENCE, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38247	47-0883144
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

373 Inverness Parkway, Suite 206

Englewood, CO 80112

(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (720) 437-6580

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	AYTU	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.01 Completion of Acquisition of Disposition of Assets

On November 1, 2019, Aytu BioScience, Inc. (“Company”) and Cerecor, Inc. (“Seller”) closed the acquisition (the “Acquisition”) of the Pediatrics Product Portfolio (the “Cerecor transaction”) contemplated by the Purchase Agreement. Pursuant to the Purchase Agreement, Seller transferred certain assets and assigned certain liabilities to a newly formed subsidiary established by the Company to hold the assets which are the subject of the Purchase Agreement, Aytu Therapeutics, LLC (“Aytu Therapeutics”). In addition, the Seller transferred most of its existing commercial sales workforce to the Company.

The Company determined that this acquisition constitutes a business pursuant to Article 11 of Regulation S-X, and therefore is required pursuant to Rule 8-04 of Regulation S-X to provide within 71 days after the Acquisition close, historical, audited financial statements for a period consisting of the most recent fiscal year ended December 31, 2018 and the nine months ended September 30, 2019. In addition, pursuant to Article 11 of Regulation S-X, the Company is required to provide pro forma financial statements for the year-ended June 30, 2019 and three months ended September 30, 2019.

The exhibits to this amended Form 8-K satisfies these requirements.

Item 9.01 Financial Statements and Exhibits.

(a) Financial statements of businesses acquired

The (i) audited historical abbreviated financial statements for the Pediatrics Product Portfolio of Cerecor, Inc. (the “Cerecor Products”) as of September 30, 2019, and December 31, 2018 and for the Nine Months Ended September 30, 2019 and the Year Ended December 31, 2018, and (ii) unaudited historical abbreviated financial statements for the Cerecor Products. as of September 30, 2018 and for the Nine Months Ended September 30, 2018 is filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 8-K/A.

Pursuant to a letter dated October 21, 2019 (the “Relief Letter”), the Company has obtained relief from the Staff of the Securities and Exchange Commission, pursuant to its authority under Rule 3-13 of Regulation S-X, from the requirements of Rule 8-04 of Regulation of S-X to provide certain historical financial statements that would otherwise be required in connection with its acquisition of the Cerecor Products and to provide corresponding pro forma financial information required under Article 11 of Regulation S-X. In accordance with the Relief Letter, the Company has substituted abbreviated audited historical financial statements for the full financial statements of Cerecor Products required by Rule 8-04 of Regulation S-X.

(d) The following exhibit is being filed herewith:

Exhibit	Description
23.1	Consent of Ernst & Young LLP, independent auditors of the abbreviated financial statements of the Pediatrics Product Portfolio of Cerecor, Inc.
99.1

Audited historical abbreviated financial statements for the Pediatrics Product Portfolio of Cerecor, Inc. as of September 30, 2019, and December 31, 2018 and for the Nine Months Ended September 30, 2019 and the Year Ended December 31, 2018.

99.2	Unaudited historical abbreviated financial statements for the Pediatrics Product Portfolio of Cerecor, Inc. as of September 30, 2018 and for the Nine Months Ended September 30, 2018.
99.3	Unaudited pro forma condensed combined Balance Sheet as of June 30, 2019 and Statement of Operations for the year ended June 30, 2019 and three months ended September 30, 2019 for the combination of (i) Aytu BioScience, Inc., (ii) the Cerecor transaction and (iii) the proposed merger with Innovus Pharmaceuticals, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AYTU BIOSCIENCE, INC.

Date:	January 10, 2020	By:	/s/ Joshua R. Disbrow
Joshua R. Disbrow
Chief Executive Officer

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